SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*



                               CINTAS CORPORATION
--------------------------------------------------------------------------------


                                (Name of Issuer)



                           Common Stock, No Par Value
--------------------------------------------------------------------------------


                         (Title of Class of Securities)


                                   172908 10 5
--------------------------------------------------------------------------------



                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 172908 10 5                     13G               Page 2 of 4 Pages



 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD T. FARMER
           ###-##-####

--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
            N/A                                                          (b)

--------------------------------------------------------------------------------

 3      SEC USE ONLY

--------------------------------------------------------------------------------

 4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------

                        5      SOLE VOTING POWER

       NUMBER OF                 22,080,210
        SHARES
     BENEFICIALLY       6      SHARED VOTING POWER
       OWNED BY
         EACH                  3,270,991.0451
       REPORTING
      PERSON WITH       7      SOLE DISPOSITIVE POWER

                                22,080,210

                        8      SHARED DISPOSITIVE POWER

                                3,270,991.0451
--------------------------------------------------------------------------------

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,351,201.0451
-------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           24.01%

--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 4 Pages


ITEM 1(a)      Name of IssuerCintas Corporation

               1(b)   Address of Issuer's Principal Executive Office:

                      6800 Cintas Boulevard
                      P.O. Box 625737
                      Cincinnati, Ohio  45262

        2(a)   Name of Persons Filing:   Richard T. Farmer

        2(b)   Address of Principal Business Office:

               6800 Cintas Boulevard
               P.O. Box 625737
               Cincinnati, Ohio  45262

        2(c)   Citizenship:  U.S.A.

        2(d)   Title of Class of Securities:Common Stock, No Par Value

        2(e)   CUSIP No.:    172908 10 5

        3.     If this Statement is Filed Pursuant to Rules 13d-1(b) or
               13d-2(b), check whether the Person Filing is a:   N/A

        4.     Ownership:

               (a) See Item 9 of cover page (b) See Item 11 of cover page (c) See Items 5-8 of cover page

     This Amendment No. 14 to Schedule 13G is filed solely by Richard T. Farmer. The original Schedule 13G and all amendments prior to Amendment No. 8 to
Schedule  13G were filed by Richard  T.  Farmer and Joan A.  Gardner on the same
Schedule 13G.

     The aggregate amount of shares shown in Items 6, 8, and 9 for Richard T. Farmer includes 53,560 shares owned by Mr. Farmer's wife, 68,580 shares owned by a corporation under Mr. Farmer's control, 3,075,421 shares held in various trusts for the benefit of Mr. Farmer's three children of which shares he disclaims beneficial ownership, 72,820 shares owned by limited partnerships and
610.0451 shares beneficially owned by Mr. Farmer pursuant to Cintas Corporation's Profit Sharing and Employee Stock Ownership Plan. The amount of shares shown in Item 5, 7 and 9 includes 30,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

        5.     Ownership of 5% or less of class:N/A

        6.     Ownership of more than 5% on behalf of another person:  N/A

        7.     Identification   and   classification  of  the  subsidiary  which
               acquired the security being reported by the parent holding company:N/A


        8.      Identification and classification of members of the group:N/A


        9.      Notice of dissolution of group:N/A


        10.     Certification:       N/A

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             January 31, 1999
                                             ----------------------------------
                                                           Date



                                             Signature


                                             /s/ Richard T. Farmer
                                             ----------------------------------
                                             Richard T. Farmer, Chairman
                                             Name/Title